Exhibit (a)(29)
Hostile SCOR offer Q&A
Why did Converium reject the hostile SCOR offer presented on April 4, 2007?
Converium’s Board of Directors urges its shareholders to unanimously reject SCOR’s offer, believing it to fundamentally undervalue the Company’s franchise and growth prospects. In addition, the Board of Directors anticipates significant business, integration and execution risks arising from the hostility of SCOR’s approach. The hostile nature of the bid threatens to destroy value for Converium’s stakeholders and to undermine the stability of SCOR’s
Why does the SCOR offer undervalue Converium?
SCOR’s offer does not fully reflect the long-term value of Converium’s strategic road map announced on February 28, 2007. The Board of Directors and senior management of Converium believe that execution of the Company’s road map to generate a sustainable return on equity of 14% by 2009 will create long-term shareholder value in excess of SCOR’s offer price. The recent Standard & Poor’s upgrade of the Company’s long-term financial strength rating to “A-” confirms the lower execution risks relating to Converium’s standalone strategy. SCOR’s offer price represents only a 12.3% premium compared with the closing stock market price of Converium’s shares on February 18, 2007, the day preceding the announcement by SCOR of its acquisition of 32.9% of Converium’s outstanding shares. Reflecting the value-sensitive information publicly disclosed by Converium since then, the current value of the offer represents a 0.4% discount to the closing stock market price of Converium’s shares on April 12, 2007. Using the average market price for the one-month period preceding an announcement, the average premium observed in the most significant unsolicited public offers completed in Switzerland since 2005 is more than 50%, whereas SCOR’s offer only represents a 15.9% premium.

What is Converium’s strategy going forward?
Converium’s strategy is all about disciplined underwriting and capital management. We have clearly laid out how we aim to grow our top-line premiums, whilst maintaining sound underwriting discipline. Converium’s new management is also very committed to capital discipline — if we can’t grow the business, we will return the required capital to shareholders.
The key elements of the road map to a sustainable ROE of 14% by 2009 are: to grow the book of business to USD 3 billion, benefiting from the opportunities offered by the upgrade and regaining a further share of wallet; improving the non-life combined ratio to 96%, in line with peers; slashing corporate centre costs by USD 20 million; lifting the book investment yield to 5%; boosting capital efficiency by returning USD 300 million to shareholders; and increasing hybrid debt to USD 500 million.
How many shares does SCOR own?
12,200,000 Converium shares or 8.3% of the total capital are in SCOR’s ownership. The remaining 36,120,350 shares will only be transferred after receipt of approvals from regulatory authorities and competition commissions. The total corresponds to 32.94% of Converium’s registered share capital.
Would Converium consider an improved offer?
Consistent with its fiduciary duties, management and the Board would duly consider any new offer to shareholders, from SCOR, or from any other party.
Have you had discussions with possible White Knights?
In a small industry such as reinsurance we are constantly talking to other players. There have been discussions but no concrete results at this point in time.

Important Disclaimers
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘seek to’, ‘expects’, ‘aims’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York’s Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York’s Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the US Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.